# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SuperX AI Technology Ltd, CIK 0001897087
CUSIP: G5294K110
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 3791 JALAN BUKIT MERAH, 3791 JALAN BUKIT MERAH, SINGAPORE, Singapore (U0), 159471
Date of event which requires filing of this statement: 09/22/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0002087482-25-000001
Filed by CIK 0002087482

## Reporting persons
- QIU ZHONGWEI: type of reporting person: partnership (PN); citizenship or place of organization: Hong Kong (K3); sole voting power 1,945,015; shared voting power 0; sole dispositive power 1,945,015; shared dispositive power 0; aggregate amount beneficially owned 1,945,015 (4.2% of the class)

## Item 1. Issuer
Name of issuer: SuperX AI Technology Ltd
Address of issuer's principal executive offices: 3791 JALAN BUKIT MERAH, 3791 JALAN BUKIT MERAH, SINGAPORE, SINGAPORE, 159471.

## Item 2. Person Filing
Name of person filing: QIUZHONGWEI
Address of principal business office or, if none, residence: MG TOWER 133 HOI BUN ROAD KWUN TONG KLN HONGKONG
Citizenship: HONG KONG

## Item 4. Ownership
Amount beneficially owned: 1945015
Percent of class: 4.2%
Sole power to vote or to direct the vote: 1945015
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1945015
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- QIU ZHONGWEI: QIU ZHONGWEI, Director (10/14/2026)